Exhibit 99.2

EZCHIP REITERATES BENEFITS OF MELLANOX TRANSACTION FOR ALL SHAREHOLDERS

Sets the Record Straight Regarding Inaccurate and Misleading Statements Made by Raging Capital

Board Urges Shareholders to Vote FOR the Merger Proposal with Mellanox

YOKNEAM, ISRAEL, November 05, 2015 - EZchip Semiconductor Ltd. (“EZchip” or the “Company”) (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today set the record straight regarding the inaccuracies and misrepresentations put forth by Raging Capital, and reiterated the benefit of voting FOR the Merger Proposal with Mellanox Technologies, Ltd. (“Mellanox”).

The Annual General Meeting is fast approaching on November 12.  The EZchip Board of Directors wants to ensure that shareholders have the correct facts when making significant decisions about the future of their investment in EZchip.

RAGING’S MYTHS		THE FACTS
X EZchip’s Board failed to run a comprehensive sale process	✓	EZCHIP’S BOARD AND INDEPENDENT FINANCIAL ADVISOR BARCLAYS CONDUCTED A THOROUGH MARKET CHECK to review the semiconductor landscape and ensure the highest possible valuation for shareholders
	✓	Barclays and the EZchip Board identified eight potential strategic buyers, subsequently narrowing down the list to six in order to avoid adverse commercial consequences for the Company
✓
Out of the six companies approached, only two signed NDAs and had telephonic management meetings. All six potential buyers notified Barclays that they were not interested in pursuing a transaction with EZchip

	✓	Mellanox’s cash offer of $25.50 per share is the result of several price increases following extensive negotiations
	✓	The merger agreement provides clear rights for any other party to make a proposal to acquire EZchip – no interest has been indicated by any potential suitor to date
	✓	EZchip has not been approached by any potential buyer willing to pay a higher price than Mellanox
X The EZchip-Mellanox Merger Agreement is designed to help guarantee a “Merger of Convenience” between friends	✓
EZCHIP CEO ELI FRUCHTER AND MELLANOX CEO EYAL WALDMAN ARE NOT FRIENDS. THEY HAVE ONLY MET A FEW TIMES OVER THE YEARS AS BUSINESS PROFESSIONALS prior to the May 2015 meeting when Eyal conveyed Mellanox’s interest  to commence evaluation towards a transaction with EZchip

	✓	As EZchip’s largest individual shareholder, Eli has the best interest of shareholders in mind and has voted his shares in favor of the $25.50 per share cash offer price, which represents:
		o	A 33% premium and 31% premium over the respective12-month and 3-month volume weighted average closing prices;
		o	A 16% premium over the closing price on the day prior to the transaction announcement; and
		o	Full and fair valuation to EZchip shareholders with implied multiples that compare favorably to peers and precedent semiconductor transactions

X A “Go Shop” provision is often standard in a sale process	✓	GO SHOPS ARE NOT FREQUENTLY USED. In the last 10 years in the U.S., only roughly 7% of publicly announced deals have included a “Go Shop” provision1
✓
Over the same period of time, only six out of 87 U.S. public semiconductor deals featured a “Go Shop” provision, equating to slightly under 7% of transactions and falling below the overall market average2

X Mellanox is poised to capture all of the upside of EZchip’s NPS-400 and TILE-MX product lines, without rewarding shareholders	✓
Although there is future potential for EZchip’s NPS-400 and Tile-MX product lines, headwinds exist.  THE BOARD BELIEVES THAT THE CERTAINTY OF THE CURRENT MELLANOX CASH OFFER OUTWEIGHS UNCERTAIN FUTURE REWARDS:

		o	Potential revenue streams from unproven products always carry risk and expectations may not realize;
o
The Mellanox transaction recognizes the value of NPS-400 and TILE-MX and takes into account the decline in market value for legacy NPU products following Cisco’s decision to go in-house for development;

		o	The semiconductor industry is a highly competitive market where scale will be a deciding factor between winners and losers; and
		o	The proposed transaction compensates shareholders for synergies, while eliminating execution risks for EZchip continuing on a stand-alone basis

1 Factset MergerMetrics.
2 Factset MergerMetrics.

X EZchip has a very attractive risk/reward set-up with limited downside risk and significant upside potential	✓	EZCHIP FACES HEADWINDS CONTINUING ON A STAND-ALONE BASIS:
o
EZchip has become the clear leader in network processors (NPU), but NPUs represent a small addressable market ($367 million market in 2014)3 in which the largest target routing customers are moving to develop NPUs in house:

			▪	Juniper in 2009 (EZchip’s largest customer at such time), Huawei in 2012 and most recently Cisco in 2015 (~35% EZchip revenue in 1H 2015) decided to go in-house for NPU functionality
			▪	History with Juniper suggests winning Cisco back will be very difficult due to its software investments around in-house ASIC
			▪	With Alcatel-Lucent that always developed NPUs in house, these are the four largest routing vendors and EZchip’s largest potential customers
		o	EZchip’s next generation NPS leapfrogs the competition, but must win high volume white box router designs in data centers to offset the loss of the traditional routing vendors:
			▪	With its NPS product line, EZchip has won three tier-1 data center customers; however, it is not clear what revenue these design wins will translate to or when
▪
It is possible that by the time NPS-400 reaches volume production (currently projected in 2017) there will be other third party chips that are not NPUs, but will provide simpler and lower cost routing solutions for the vast majority of white boxes, which could significantly reduce the addressable market for the NPS-400

o
The Tilera acquisition enabled EZchip to enter the multi-core space and expand its addressable market (~$1.3 billion estimate for 2017)4, but in contrast to the NPU market, where EZchip was able to create a niche for itself, the multi-core space is crowded with well-capitalized, large scale competitors (including Avago/Broadcom, Intel/Altera, NXP/Freescale), and EZchip’s next generation multi-core CPU is not expected to be in production until 2018

X The EZchip-Mellanox transaction provides for an abnormally high termination fee, preventing potential suitors from making an offer	✓
RAGING’S ASSERTION THAT THE MELLANOX TERMINATION FEE REPRESENTS 4.9% OF THE EQUITY VALUE OF THE TRANSACTION IS FACTUALLY INCORRECT and purposefully distorts the details of the Merger Proposal in order to bias shareholder opinions regarding the overwhelming benefits that the transaction provides them

	✓	In the event that EZchip accepts a higher bid, the expense associated with terminating the transaction with Mellanox is $28.4 million, or 3.5% of the $811 million equity value
	✓	This is consistent with the standard break-up fee for public company transactions of comparable size, as Raging stated in its letter
	✓	EZCHIP HAS NOT BEEN APPROACHED BY ANY OTHER POTENTIAL BUYER willing to pay a higher price for the Company

In evaluating the facts associated with the Merger Proposal, EZchip continues to urge shareholders to follow the recommendations of leading proxy advisory firms ISS and Entropy and vote FOR the transaction with Mellanox and FOR ALL of the Company’s experienced director nominees, and AGAINST Raging Capital’s two director nominees. Additional information related to EZchip setting the record straight can be found in an infographic recently mailed to EZchip shareholders and posted on the Company’s website.

3 The Linley Group.
4 The Linley Group

IMPORTANT

The Annual General Meeting is fast approaching.  If you are a shareholder, it is important that the Company promptly receives your vote. If you have NOT already voted, please IMMEDIATELY vote FOR the Merger Proposal, FOR ALL of EZchip’s experienced director nominees and AGAINST Raging Capital’s two director nominees to ensure that your vote will be received in time. Please do not return or otherwise vote any GOLD proxy card sent to you by Raging Capital. Even if you have previously voted against the merger or for Raging Capital’s nominees, you have every right to change your vote. Only your latest dated, validly executed vote will count.

If you have any questions about the Annual General Meeting or need assistance in voting your shares, please contact the Company’s proxy solicitor, MacKenzie Partners, at Toll-free: (800) 322-2885 or Collect: (212) 929-5500.

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip’s processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd.These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015)). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015), together with the Merger Agreement and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated October 13, 2015 (including the Merger Agreement with Mellanox Technologies, Ltd. and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders. The Supplement to the Proxy Statement, dated October 26, 2015, has been filed by EZchip with the SEC and is being mailed to shareholders. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts
Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
415-869-3950
Sharon Stern / Adam Pollack
212-355-4449

MacKenzie Partners, Inc.
Bob Marese
212-929-5405